July 24, 2024

Ryan Saadi, M.D., M.P.H.
Chief Executive Officer
Tevogen Bio Holdings Inc.
15 Independence Boulevard, Suite #410
Warren, New Jersey 07059

       Re: Tevogen Bio Holdings Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 23, 2024
           File No. 333-280414
Dear Ryan Saadi M.D., M.P.H.:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
General

1. We note you are registering for resale 600,000 shares of common stock that are issuable upon conversion of shares of Series A-1 Preferred Stock that are convertible at a conversion price of $10.00 per share. We also note your disclosure that the investor in the
       Series A-1 Preferred Stock agreed to purchase 600 shares of Series A-1 Preferred Stock for an aggregate purchase price of $6.0 million, of which $3.0 million has been received as of July 23, 2024. It appears that you are registering the resale of all of the 600,000 shares of common stock issuable upon conversion of the Series A-1 Preferred Stock. If
       300 shares of your Series A-1 Preferred Stock have not yet been sold to the investor as of the date that the registration statement was filed, please provide us with an analysis as to why you believe that the underlying 300,000 shares of common stock can be registered for resale at this time. For guidance, refer to Questions 139.06 and
139.11 of our
       Compliance and Disclosure Interpretations relating to Securities Act Sections.
 July 24, 2024
Page 2

       Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   J. Nicholas Hoover, Esq.